Crescent Point Announces Virtual Annual General Meeting



April 20, 2021 Calgary, AB

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) will hold its upcoming Annual General Meeting of Shareholders (the "AGM") on May 20, 2021 by virtual means.

The AGM will be conducted by way of live audio webcast. The timing and process for voting by proxy are described in detail in the information circular and the AGM notice previously mailed to shareholders. Shareholders are reminded that completed proxy forms must be received no later than 10:00 a.m. MT (12:00 p.m. ET) on May 18, 2020.

The Company is holding the AGM virtually to ensure community safety as a result of the COVID-19 pandemic and is following the order of Alberta's Chief Medical Officer of Health prohibiting indoor gatherings.

Registered shareholders and duly appointed proxyholders will be able to attend the AGM, ask questions and vote, all in real time online at https://web.lumiagm.com/478426363 by entering the 15-digit Control Number provided in their meeting materials, and the password "crescent2021" (case sensitive). Non-registered (beneficial) shareholders (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the AGM at the link above as guests but will not be able to vote or ask questions at the meeting. Crescent Point recommends shareholders log into the webcast at least 10 minutes in advance of the virtual meeting start time to ensure connectivity.

The majority of shareholders vote in advance of the annual meeting by proxy using the various voting channels made available by the Company, all of which will remain available. The Company encourages shareholders to continue voting in advance by proxy.

Full details on how to vote, change or revoke a vote, appoint a proxyholder, attend the virtual AGM, ask questions and other general proxy matters are available in the information circular dated April 8, 2021 and the *Virtual AGM User Guide* available on the Company's website or at Crescent Point's company profile on sedar.com or sec.gov websites.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.